Verastem Oncology Reports Second Quarter 2021 Financial Results and Highlights Recent Company Progress

Received Breakthrough Therapy Designation for VS-6766 in Combination with Defactinib for the Treatment of Recurrent Low-Grade Serous Ovarian Cancer Following One or More Prior Lines of Therapy

Eliminated Substantially All Outstanding Debt; Expected Cash Runway Until at Least 2024

Updated Results from Investigator-Sponsored Phase 1/2 FRAME Study of VS-6766 and Defactinib in Low Grade Serous Ovarian Cancer Selected for Mini Oral Presentation at ESMO 2021

BOSTON, MA – August 2, 2021 – Verastem Oncology (Nasdaq: VSTM), a biopharmaceutical company committed to advancing new medicines for patients battling cancer, today reported financial results for the three months ended June 30, 2021 and highlighted recent progress.

“There were several achievements of note during the second quarter, specifically the receipt of Breakthrough Therapy designation for VS-6766 in combination with defactinib for the treatment of recurrent low-grade serous ovarian cancer. Updated data from the investigator-initiated FRAME study, which was the basis for Breakthrough Therapy designation, has been accepted for presentation at the upcoming European Society of Medical Oncology (ESMO) Congress 2021,” said Brian Stuglik, CEO of Verastem Oncology. “Further, subsequent to the end of the second quarter, we eliminated substantially all of our outstanding debt through conversion of $28 million of our convertible senior notes, saving the Company over $30 million and enabling a cash runway that is expected to last until at least 2024.”

Recent Corporate Highlights

Low-Grade Serous Ovarian Cancer (LGSOC)

●	Updated results from the investigator-sponsored Phase 1/2 FRAME study in LGSOC were selected for a mini oral presentation at ESMO 2021. The presentation will take place on Sunday, September 19, 2021 at 17:50 CEST.
●	Received Breakthrough Therapy designation for VS-6766 in combination with defactinib for the treatment of recurrent LGSOC, regardless of KRAS status, following one or more prior lines of therapy, including platinum-based chemotherapy.
●	Continued progress with the company-sponsored, registration-directed Phase 2 study (RAMP 201) investigating VS-6766 alone and in combination with defactinib for the treatment of recurrent LGSOC. The Company expects to report top-line results from the selection phase of RAMP 201 and commence expansion phase during the first half of 2022.

KRAS Mutant Non-small Cell Lung Cancer (NSCLC)

●	Continued progress in company-sponsored, registration-directed Phase 2 study (RAMP 202) investigating VS-6766 alone and in combination with defactinib for the treatment of patients with

KRAS G12V mutant NSCLC. The Company expects to report top-line results from the selection phase of RAMP 202 and commence expansion phase during first half of 2022.

Corporate and Financial

●	Converted all of the $28.0 million aggregate principal of the Company’s 2020 5.00% Convertible Senior Notes due 2048 in exchange for approximately 8.6 million shares of common stock. The conversion eliminates substantially all outstanding debt and preserves approximately $31.2 million in cash. Cash runway expected until at least 2024 to deliver on current programs.

●	During the second quarter 2021, Verastem Oncology appointed Paul Bunn, M.D., and Lesley Solomon to its Board of Directors.

Second Quarter 2021 Financial Results

Verastem Oncology ended the second quarter 2021 with cash, cash equivalents and investments of $114.1 million.

Total revenue for the three months ended June 30, 2021 (2021 Quarter) was $0.5 million, compared to $4.3 million for the three months ended June 30, 2020 (2020 Quarter).

Total operating expenses for the 2021 Quarter were $16.4 million, compared to $25.6 million for the 2020 Quarter.

Selling, general and administrative expenses for the 2021 Quarter were $6.7 million, compared to $15.4 million for the 2020 Quarter. The decrease of $8.7 million, or 56%, primarily resulted from the Company’s shift in strategic direction and the COPIKTRA sale to Secura Bio, Inc., which led to lower employee related expenses and consulting and professional fees.

Research and development expenses for the 2021 Quarter were $9.7 million, compared to $9.3 million for the 2020 Quarter. The increase of $0.4 million, or 4%, was primarily related to increased personnel related costs, including non-cash stock-based compensation, partially offset by a decrease in contract research organization costs.

Net loss for the 2021 Quarter was $16.9 million, or $0.10 per share (basic and diluted), compared to $23.0 million, or $0.14 per share (basic and diluted), for the 2020 Quarter.

For the 2021 Quarter, non-GAAP adjusted net loss was $14.0 million, or $0.08 per share (diluted), compared to non-GAAP adjusted net loss of $20.5 million, or $0.12 per share (diluted), for the 2020 Quarter. Please refer to the GAAP to Non-GAAP Reconciliation attached to this press release.

Financial Guidance and Outlook

With the proceeds and expected milestones and royalties from the sale of COPIKTRA, Verastem Oncology expects that it will have a cash runway until at least 2024 to deliver on the current programs for VS-6766 and defactinib, including expenditures and development in LGSOC and KRAS mutant NSCLC. Verastem Oncology expects its 2021 annual operating expenses to be approximately $55-60 million.

Use of Non-GAAP Financial Measures

To supplement Verastem Oncology’s condensed consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP), the Company uses the following non-GAAP financial measures in this press release: non-GAAP adjusted net loss and non-GAAP net loss per share. These non-GAAP financial measures exclude certain amounts or expenses from the corresponding financial measures determined in accordance with GAAP. Management believes this non-GAAP information is useful for investors, taken in conjunction with the Company’s GAAP financial statements, because it provides greater transparency and period-over-period comparability with respect to the Company’s operating performance and can enhance investors’ ability to identify operating trends in the Company’s business. Management uses these measures, among other factors, to assess and analyze operational results and trends and to make financial and operational decisions. Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of the Company’s operating results as reported under GAAP, not in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP financial measures are unlikely to be comparable with non-GAAP information provided by other companies. The determination of the amounts that are excluded from non-GAAP financial measures is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts. Reconciliations between these non-GAAP financial measures and the most comparable GAAP financial measures for the three and six months ended June 30, 2021 and 2020 are included in the tables accompanying this press release after the unaudited condensed consolidated financial statements.

About the VS-6766/Defactinib Combination

The combination of VS-6766 and defactinib has been found to be clinically active in patients with KRAS mutant tumors. In an ongoing investigator-initiated Phase 1/2 FRAME study, the combination of VS-6766 and defactinib is being evaluated in patients with LGSOC, KRAS mutant NSCLC and colorectal cancer (CRC). The FRAME study was expanded to include new cohorts in pancreatic cancer, KRAS mutant endometrioid cancer and KRAS-G12V NSCLC. Verastem Oncology is also supporting an investigator-initiated Phase 2 trial evaluating VS-6766 with defactinib in patients with metastatic uveal melanoma. Verastem Oncology has initiated Phase 2 registration-directed trials of VS-6766 with defactinib in patients with recurrent LGSOC and in patients with recurrent KRAS-G12V mutant NSCLC as part of its RAMP (Raf And Mek Program).

The U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy designation for the combination of Verastem Oncology’s investigational RAF/MEK inhibitor VS-6766, with defactinib, its FAK inhibitor, for the treatment of all patients with recurrent low-grade serous ovarian cancer (LGSOC) regardless of KRAS status after one or more prior lines of therapy, including platinum-based chemotherapy.

About Verastem Oncology

Verastem Oncology (Nasdaq: VSTM) (Verastem, Inc.) is a development-stage biopharmaceutical company committed to the development and commercialization of new medicines to improve the lives of patients diagnosed with cancer. Our pipeline is focused on novel small molecule drugs that inhibit critical signaling pathways in cancer that promote cancer cell survival and tumor growth, including RAF/MEK inhibition and focal adhesion kinase (FAK) inhibition. For more information, please visit www.verastem.com.

Forward-Looking Statements Notice

This press release includes forward-looking statements about Verastem Oncology’s strategy, future plans and prospects, including statements related to the potential clinical value of the RAF/MEK/FAK combination, the potential benefits of Breakthrough Therapy designation and the timing of commencing and completing registration-directed trials for the RAF/MEK/FAK combination. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," “can,” “promising” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement.

Applicable risks and uncertainties include the risks and uncertainties, among other things, regarding: the success in the development and potential commercialization of our product candidates, including defactinib in combination with VS-6766; the occurrence of adverse safety events and/or unexpected concerns that may arise from additional data or analysis or result in unmanageable safety profiles as compared to their levels of efficacy; our ability to obtain, maintain and enforce patent and other intellectual property protection for our product candidates; the scope, timing, and outcome of any legal proceedings; decisions by regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of our product candidates; whether preclinical testing of our product candidates and preliminary or interim data from clinical trials will be predictive of the results or success of ongoing or later clinical trials; that the timing, scope and rate of reimbursement for our product candidates is uncertain; that third-party payors (including government agencies) may not reimburse; that there may be competitive developments affecting our product candidates; that data may not be available when expected; that enrollment of clinical trials may take longer than expected; that our product candidates will experience manufacturing or supply interruptions or failures; that we will be unable to successfully initiate or complete the clinical development and eventual commercialization of our product candidates; that the development and commercialization of our product candidates will take longer or cost more than planned; that we or Chugai Pharmaceutical Co., Ltd. will fail to fully perform under the VS-6766 license agreement; that we may not have sufficient cash to fund our contemplated operations; that we may be unable to obtain adequate financing in the future through product licensing, co-promotional arrangements, public or private equity, debt financing or otherwise; that we will be unable to execute on our partnering strategies for defactinib in combination with VS-6766; that we will not pursue or submit regulatory filings for our product candidates; that we do not receive additional proceeds from the contingent payments negotiated in the sale of COPIKTRA; that we may pursue collaborations or in-license opportunities that will require additional cash resources; and that our product candidates will not receive regulatory approval, become commercially successful products, or result in new treatment options being offered to patients.

Other risks and uncertainties include those identified under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 as filed with the Securities and Exchange Commission (SEC) on March 18, 2021 and in any subsequent filings with the SEC. The forward-looking statements contained in this press release reflect Verastem Oncology’s views as of the date hereof, and the Company does not assume and specifically disclaims any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Investors:
Ajay Munshi
Vice President, Corporate Development
+1 781-469-1579
amunshi@verastem.com

Sherri Spear
Argot Partners
+1 212-600-1902
sherri@argotpartners.com

Media:
Lisa Buffington
Corporate Communications
+1 781-292-4205
lbuffington@verastem.com

Verastem Oncology

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	June 30,	December 31,
	2021	2020

Cash, cash equivalents, & investments	$114,127	$147,221
Accounts receivable, net	476	239
Prepaid expenses and other current assets	6,149	3,473
Property and equipment, net	270	416
Right-of-use asset, net	2,524	2,726
Restricted cash and other assets	344	274
Total assets	$123,890	$154,349

Current Liabilities	$12,744	$17,093
Convertible senior notes	20,326	19,051
Lease Liability, long-term	2,615	2,931
Stockholders’ equity	88,205	115,274
Total liabilities and stockholders’ equity	$123,890	$154,349

Verastem Oncology

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue:
Product revenue, net	$—	$4,235	$—	$9,269
License and collaboration revenue	—	72	—	94
Sale of COPIKTRA license and related assets revenue	52	—	902	—
Transition services revenue	448	—	604	—
Total revenue	500	4,307	1,506	9,363
Operating expenses:
Cost of sales - product	—	392	—	887
Cost of sales - intangible amortization	—	393	—	785
Research and development	9,730	9,344	18,626	20,268
Selling, general and administrative	6,714	15,442	12,932	35,046
Total operating expenses	16,444	25,571	31,558	56,986
Loss from operations	(15,944)	(21,264)	(30,052)	(47,623)
Other expense	—	—	—	(1,313)
Interest income	49	122	101	478
Interest expense	(1,007)	(1,868)	(1,982)	(12,542)
Net loss	$(16,902)	$(23,010)	$(31,933)	$(61,000)
Net loss per share—basic and diluted	$(0.10)	$(0.14)	$(0.19)	$(0.45)
Weighted average common shares outstanding used in computing:
Net loss per share – basic and diluted	171,985	165,395	171,811	136,775

Verastem Oncology

Reconciliation of GAAP to Non-GAAP Financial Information

(in thousands, except per share amounts)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net loss Reconciliation
Net loss (GAAP basis)	$(16,902)	$(23,010)	$(31,933)	$(61,000)
Adjust:
Amortization of acquired intangible asset	—	393	—	785
Stock-based compensation expense	2,170	1,659	4,150	3,029
Non-cash interest, net	692	480	1,328	9,259
Severance and other	—	11	—	1,798
Change in fair value of derivative	—	—	—	1,313
Chugai license payment	—	—	—	3,000
Adjusted net loss (non-GAAP basis)	$(14,040)	$(20,467)	$(26,455)	$(41,816)

Reconciliation of net loss per Share
Net loss per share – diluted (GAAP Basis)	$(0.10)	$(0.14)	$(0.19)	$(0.45)
Adjust per diluted share:
Amortization of acquired intangible asset	—	—	—	0.01
Stock-based compensation expense	0.01	0.01	0.03	0.02
Non-cash interest, net	0.01	0.01	0.01	0.07
Severance and other	—	—	—	0.01
Change in fair value of derivative	—	—	—	0.01
Chugai license payment	—	—	—	0.02
Adjusted net loss per share – diluted (non-GAAP Basis)	$(0.08)	$(0.12)	$(0.15)	$(0.31)
Weighted average common shares outstanding used in computing net loss per share—diluted	171,985	165,395	171,811	136,775